Exhibit 4.1

1847 HOLDINGS LLC

SHARE DESIGNATION

OF

SERIES A SENIOR CONVERTIBLE PREFERRED SHARES

(no par value per share)

The undersigned, Ellery W. Roberts, being the Chief Executive Officer of 1847 Holdings LLC, a Delaware limited liability company (the “Company”), does hereby certify that:

On September 30, 2020, the board of directors of the Company (the “Board”), pursuant to the authority conferred upon the Board by Section 3.3(b) of the Second Amended and Restated Operating Agreement of the Company, dated January 19, 2018 (as such may be amended, modified or restated from time to time, the “Operating Agreement”), duly adopted the following resolutions establishing the terms of the Company’s Series A Senior Convertible Preferred Shares, no par value per share.

“RESOLVED, that pursuant to Article III of the Operating Agreement (which in Section 3.3 authorizes the Board to issue an unlimited number of Additional Securities (as defined in the Operating Agreement), in one or more classes or series), the Series A Senior Convertible Preferred Shares, a new series of Additional Securities consisting of 3,157,895 shares, be, and hereby are, created and authorized for issuance by the Company, with the designations, preferences, rights, powers, duties and other terms of such Series A Senior Convertible Preferred Shares as set forth in the attached Exhibit A, and further

RESOLVED, that each Series A Senior Convertible Preferred Share shall rank equally in all respects and shall be subject to the provisions set forth in the attached Exhibit A, which is hereby approved.”

IN WITNESS WHEREOF, this Share Designation, which shall be made effective pursuant to Article III of the Operating Agreement, is executed by the undersigned this 30th day of September, 2020.

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Name:	Ellery W. Roberts
Title:	Chief Executive Officer

EXHIBIT A

TO

SHARE DESIGNATION

OF

SERIES A SENIOR CONVERTIBLE PREFERRED SHARES

1. Designation and Number of Shares; Admission as Member.

(a) There is hereby created by the board of directors of 1847 Holdings LLC, a Delaware limited liability company (the “Company”) through this Share Designation of Series A Senior Convertible Preferred Shares (this “Designation”) under the authority provided for in Article III and specifically Section 3.3 of the Second Amended and Restated Operating Agreement of the Company, dated January 19, 2018 (as such may be amended, modified or restated from time to time, the “Operating Agreement”) a new series of shares of the Company that are hereby designated as the “Series A Senior Convertible Preferred Shares” (the “Series A Senior Convertible Preferred Shares”). The number of shares constituting such series shall be 3,157,895. Each Series A Senior Convertible Preferred Share shall be identical in all respects to every other Series A Senior Convertible Preferred Share.

(b) A person shall be admitted as a Member and shall become bound by the terms of the Operating Agreement, including this Designation, if such person purchases or otherwise lawfully acquires any Series A Senior Convertible Preferred Shares and becomes the record holder of such shares in accordance with the provisions of this Designation and the Operating Agreement. A Person may become a record holder without the consent or approval of any of the Members of the Company. A person may not become a Member without acquiring a Series A Senior Convertible Preferred Share or otherwise acquiring a Common Share or Allocation Share.

2. Dividends.

(a) From and after the date of the issuance of any Series A Senior Convertible Preferred Share, dividends at the rate per annum of 14.0% of the Stated Value, subject to adjustment as provided herein (the “Stated Dividend Rate”) shall accrue on such Series A Senior Convertible Preferred Share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Senior Convertible Preferred Shares) (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative. Accruing Dividends shall be payable quarterly in arrears on each Dividend Payment Date. Any calculation of the amount of Accruing Dividends shall be made based on a 365-day year, the actual number of days elapsed, to the extent permitted by law. Accruing Dividends shall be payable, on each Dividend Payment Date, in cash or Common Shares at the Company’s discretion. Dividends payable in Common Shares shall be calculated based on a price equal to eighty percent (80%) of the volume weighted average price (“VWAP”) for the Common Shares on the Company’s principal trading market during the five (5) trading days immediately prior to the applicable Dividend Payment Date. The Common Shares issued hereunder in lieu of cash dividends shall be free-trading, and freely transferable, and will not contain a legend (or be subject to stop transfer or similar instructions) restricting the resale or transferability thereof.

(b) The Company shall not declare, pay or set aside any dividends on Junior Securities unless such dividends are paid out of the Company’s cash flow from operations (as defined in U.S. Generally Accepted Accounting Principles) and the Company shall not declare, pay or set aside any dividends on Junior Securities from and during the continuance of an Event of Default. The holders of Series A Senior Convertible Preferred Shares shall not be entitled to participate in any dividend or other distribution made on the Junior Securities unless and until the Series A Senior Convertible Preferred Shares are converted in accordance with this Designation and then only in connection with dividends or other distributions having a record date that occurs from or after such conversion; provided, however, that the Company shall provide written notice to the holders of Series A Senior Convertible Preferred Shares no less than ten (10) days prior to the record date for any dividend or other distribution made on the Junior Securities. However, in no event, shall the Company declare any dividend on any Junior Security, if such dividend would impair the ability of the Company to pay any dividends due on any Series A Senior Convertible Preferred Shares. For the avoidance of doubt, whether or not any holders of Series A Convertible Preferred Shares convert any Series A Convertible Preferred Shares into Common Shares or otherwise, such holders shall not be entitled to participate in the planned distribution by the Company of shares of its subsidiary, 1847 Goedeker Inc. as a result of their ownership of Series A Senior Convertible Preferred Shares or the Common Shares into which such Series A Senior Convertible Preferred Shares convert.

(c) If and for so long as any Event of Default occurs and is continuing, then the Stated Dividend Rate, as adjusted and in effect at the time of any such Event of Default shall automatically increase by five percent (5%) per annum, commencing as of the date of such Event of Default. The dividend rate shall return to the Stated Dividend Rate in effect immediately preceding the Event of Default (subject to any additional adjustments of the Stated Dividend Rate as provided elsewhere herein) upon any cure of the Event of Default giving rise to the rights set forth in this Section 2(c).

3. Liquidation Preference.

(a) Subject to the rights of the Company’s creditors and the holders of any Senior Securities or Parity Securities, upon any Liquidation of the Company or its subsidiaries, before any payment or distribution of the assets of the Company (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities as to the distribution of assets on any Liquidation of the Company, each holder of outstanding Series A Senior Convertible Preferred Shares shall be entitled to receive an amount of cash equal to the Redemption Stated Value plus an amount of cash equal to all accumulated accrued and unpaid dividends thereon (whether or not declared) to, but not including the date of final distribution to such holders. If, upon any Liquidation of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the Series A Senior Convertible Preferred Shares shall be insufficient to pay in full the preferential amount payable to the holders of the Series A Senior Convertible Preferred Shares as described in this Section 3(a) and liquidating payments on any other shares of any class or series of Parity Securities as to the distribution of assets on any Liquidation of the Company, then such assets, or the proceeds thereof, shall be distributed among the holders of Series A Senior Convertible Preferred Shares and any such other Parity Securities ratably in accordance with the respective amounts that would be payable on such Series A Senior Convertible Preferred Shares and any such other Parity Securities if all amounts payable thereon were paid in full.

(b) Subject to the rights of the Company’s creditors and the holders of any Senior Securities or Parity Securities, upon any Liquidation of the Company, after payment shall have been made in full to the holders of the Series A Senior Convertible Preferred Shares in accordance with this Section 3, the holders of any other series or class or classes of Junior Securities shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series A Senior Convertible Preferred Shares shall not be entitled to share therein or have any other right or claim to such assets.

(c) Written notice of any such Liquidation of the Company, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage prepaid, not less than twenty (20) nor more than sixty (60) days prior to the payment date stated therein, to each record holder of the Series A Senior Convertible Preferred Shares at the respective address of such holders as the same shall appear on the stock transfer records of the Company.

4. Redemption.

(a) The Company may, on the Redemption Date, redeem in whole (but not in part) the Series A Senior Convertible Preferred Shares by paying in cash therefore a sum equal to the Redemption Stated Value plus the amount of accrued dividends indicated in Section 4(b) hereof plus any amounts due but unpaid under Section 10(f) (the “Redemption Price”).

(b) Upon any redemption of Series A Senior Convertible Preferred Shares pursuant to this Section 4, the Company shall pay any accumulated accrued and unpaid dividends in arrears thereon (whether or not declared) to, but not including, the Redemption Date.

(c) Notwithstanding the foregoing, if as of any particular date all accrued and unpaid dividends on the Series A Senior Convertible Preferred Shares and any other class or series of Parity Securities of the Company have not been paid or declared and set apart for payment, the Company shall not repurchase, redeem or otherwise acquire, whether under this Section 4 or otherwise, in whole or part any Series A Senior Convertible Preferred Shares or Parity Securities unless (x) all outstanding Series A Senior Convertible Preferred Shares and Parity Securities are simultaneously redeemed or (y) any such repurchase, redemption or acquisition is effected pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Senior Convertible Preferred Shares and any Parity Securities.

(d) Written notice of the redemption of any Series A Senior Convertible Preferred Shares under this Section 4 shall be mailed, postage prepaid, to each holder of record of Series A Senior Convertible Preferred Shares to be redeemed at the address of each such holder as shown on the Company’s stock transfer records, not less than fifteen (15) nor more than thirty (30) days prior to the Redemption Date; provided, however, that each holder of Series A Senior Convertible Preferred Shares subject to such redemption notice shall have the right to convert each such holder’s Series A Senior Convertible Preferred Shares into Common Shares in accordance with Section 10 hereof prior to the Redemption Date in lieu of the Redemption Price. Neither the failure to give notice required by this Section 4(d), nor any defect in the notice therein or in the mailing thereof, to any particular holder, shall affect the validity of the redemption proceedings with respect to the other holders. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each such mailed notice shall state, as appropriate: (i) the Redemption Date; (ii) the applicable Redemption Price; (iii) the number of Series A Senior Convertible Preferred Shares to be redeemed; (iv) if any shares are represented by certificates, the place or places at which certificates for such shares are to be surrendered for payment; (v) that dividends on the shares to be redeemed shall cease to accrue on such Redemption Date; and (vi) that the shares of Series A Senior Convertible Preferred Shares are being redeemed pursuant to the Company’s redemption right under Section 4(a) hereof. If a notice of redemption is duly mailed as aforesaid, then from and after the Redemption Date, (i) dividends on the Series A Senior Convertible Preferred Shares so called for redemption shall cease to accrue, (ii) such shares shall no longer be deemed to be outstanding, and (iii) all rights of the holders thereof as holders of such Series A Senior Convertible Preferred Shares shall cease (except the right to receive cash payable upon such redemption, without interest thereon, upon surrender and endorsement of their certificates if so required and to receive any dividends payable thereon); provided, however, that no such rights shall terminate if the Company fails to provide funds sufficient to complete the redemption at the time and place specified for payment pursuant to the applicable redemption notice.

(e) Notwithstanding anything to the contrary in this Section 4, any redemption under this Section 4 may be affected only out of funds legally available for such purpose.

5. Status of Acquired Shares. Any Series A Senior Convertible Preferred Shares redeemed by the Company in accordance with Section 4 hereof, or otherwise acquired by the Company, shall be restored to the status of authorized but unissued shares of undesignated Additional Securities of the Company.

6. Ranking. The Series A Senior Convertible Preferred Shares shall, with respect to the payment of dividends and the distribution of assets upon Liquidation of the Company, be deemed to rank:

(a) senior to all Series A Preferred Shares, Common Shares, Allocation Shares, and to each other class or series of membership interests of the Company established after the date on which this Designation is adopted unless expressly made senior to or on parity with the Series A Senior Convertible Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company (“Junior Securities”);

(b) on parity with any other class or series of Additional Securities of the Company that is established in accordance with the Operating Agreement after the date of this Designation and that is not expressly subordinated or (in accordance with Section 7(c)(ii), below) made senior to the Series A Senior Convertible Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof differ from those of the Series A Senior Convertible Preferred Shares (“Parity Securities”); and

(c) junior to all of the Company’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Company and each other class or series of capital stock of the Company that (in accordance with Section 7(c)(ii), below) is expressly made senior to the Series A Senior Convertible Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company (“Senior Securities”).

7. Voting Rights.

(a) The Series A Senior Convertible Preferred Shares shall not have any relative, participating, optional or other voting rights or powers of any type, and the consent of the holders thereof shall not be required for the taking of any corporate action, except as set forth in this Section 7 or as otherwise provided by the Operating Agreement of the Company or the Delaware Act.

(b) So long as any Series A Senior Convertible Preferred Shares are outstanding, the affirmative vote of the Requisite Holders at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for approving, effecting or validating any amendment, alteration or repeal of any of the provisions of this Designation.

(c) In addition, so long as any Series A Senior Convertible Preferred Shares are outstanding, the affirmative vote of the holders of the Requisite Holders at the time outstanding, voting as a separate class, shall be required prior to the Company’s (or KCWS’s) creation or issuance of (i) any Parity Securities; (ii) any Senior Securities; and (iii) any new Indebtedness other than intercompany Indebtedness by KCWS in favor of the Company. Notwithstanding the foregoing, this Section 7(c) shall not apply to any financing transaction the use of proceeds of which the Company will use to redeem the Series A Senior Convertible Preferred Shares and the Warrants. For the avoidance of doubt, the consent of the holders of the Requisite Holders shall not be required in connection with the issuance of Parity Securities, Senior Securities or new Indebtedness if, and so long as, the proceeds resulting from the issuance of such securities or Indebtedness are used to redeem in full the outstanding Series A Senior Convertible Preferred Shares.

(d) For purposes of this Section 7, with respect to any matter as to which the holders of Series A Senior Convertible Preferred Shares are entitled to vote as a class, such holders shall be entitled to one vote per share.

8. Record Holders. The Company and the Registrar and Transfer Agent shall deem and treat the record holder of any Series A Senior Convertible Preferred Shares as the true and lawful owner thereof for all purposes, and neither the Company nor the Registrar and Transfer Agent shall be affected by any notice to the contrary.

9. No Sinking Fund. The holders of Series A Senior Convertible Preferred Shares shall not be entitled to (i) any mandatory redemption rights, (ii) payment of a principal amount at any particular date, (iii) the benefits of any retirement or sinking fund or (iv) require the Company to set aside funds to secure the Company’s obligations under the Series A Senior Convertible Preferred Shares.

10. Conversion Rights.

(a) Each Series A Senior Convertible Preferred Share, plus all accrued and unpaid dividends thereon, shall be convertible, at the option of the holder thereof, at any time and from time to time after the issuance of such share, into such number of fully paid and nonassessable Common Shares (calculated as to each conversion to the whole share) determined by dividing the Stated Value, plus the value of the accrued, but unpaid, dividends thereon, by the Conversion Price on such Conversion Date (the “Conversion Shares”).

(b) The holders of any Series A Senior Convertible Preferred Shares may exercise their conversion rights as to all such shares or any part thereof by delivering to the Company during regular business hours, at the office of any transfer agent of the Company for the Series A Senior Convertible Preferred Shares, or at the principal office of the Company or at such other place as may be designated by the Company, the certificate or certificates for the shares to be converted, duly endorsed for transfer to the Company (if required by the Company), accompanied by written notice stating that the holder elects to convert such shares. Conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to herein as the “Conversion Date.” As promptly as practicable after the Conversion Date, but not later than three (3) Business Days thereafter, the Company shall issue and deliver to or upon the written order of such holder, at such office or other place designated by the Company, a certificate or certificates for the number of full Common Shares to which such holder is entitled. The holder shall be deemed to have become a shareholder of record on the Conversion Date. In lieu of delivering physical certificates representing the Common Shares issuable upon conversion, provided the Company is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer (“FAST”) program, upon request of any holder of outstanding Series A Senior Convertible Preferred Shares, the Company shall use its best efforts to cause its transfer agent to electronically transmit the Common Shares issuable upon conversion to such holder by crediting the account of such holder’s Prime Broker with DTC through its Deposit Withdrawal Agent Commission (“DWAC”) system.

(c) No fractional Common Shares or scrip shall be issued upon conversion of Series A Senior Convertible Preferred Shares. The number of full Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of Series A Senior Convertible Preferred Shares. Any fractional Common Shares which would otherwise be issuable upon conversion of the Series A Senior Convertible Preferred Shares will be rounded up to the next whole share.

(d) The Company shall pay any and all issuance, delivery and transfer taxes in respect of the issuance or delivery of Common Shares on conversion of the Series A Senior Convertible Preferred Shares pursuant hereto.

(e) The Company shall at all times reserve and keep available, free from preemptive rights, such number of its authorized but unissued Common Shares as may be required to effect conversions of the Series A Senior Convertible Preferred Shares.

(f) If the Company at any time after the date of issue of the Series A Senior Convertible Preferred Shares (i) declares a dividend or makes a distribution on Common Shares payable in Common Shares, (ii) subdivides or splits the outstanding Common Shares, (iii) combines or reclassifies the outstanding Common Shares into a smaller number of shares, (iv) issues any shares of its capital stock in a reclassification of Common Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), (v) effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, or (vi) consolidates with, merges with or into or is converted into any other Person, the Conversion Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, split, combination, consolidation, conversion, sale, merger or reclassification shall be adjusted so that the conversion of the Series A Senior Convertible Preferred Shares after such time shall entitle the holder to receive the aggregate number of Common Shares or other securities of the Company (or shares of any security into which such Common Shares have been combined, consolidated, converted, merged or reclassified) which, if the Series A Senior Convertible Preferred Shares had been converted immediately prior to such time, such holder would have owned upon such conversion and been entitled to receive by virtue of such dividend, distribution, subdivision, split, combination, consolidation, conversion, merger or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

(g) The Company shall not, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, including amending this Designation, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this section 10 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series A Senior Convertible Preferred Shares against impairment.

(h) All Common Shares which may be issued upon conversion of the Series A Senior Convertible Preferred Shares will upon issuance by the Company be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

(i) In case any Series A Senior Convertible Preferred Shares shall be converted pursuant to this Section 4, the Series A Senior Convertible Shares so converted shall be canceled and shall not be issuable by the Company.

(j) In no event shall the holder of any Series A Senior Convertible Preferred Shares be entitled to convert any number of Series A Senior Convertible Preferred Shares, that upon conversion the sum of (1) the number of Common Shares beneficially owned by the holder and its affiliates (other than Common Shares which may be deemed beneficially owned through the ownership of any unconverted Series A Senior Convertible Preferred Shares, or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of Common Shares issuable upon the conversion of the Series A Senior Convertible Preferred Shares with respect to which the determination of this proviso is being made, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the then outstanding Common Shares of the Company. For purposes of the proviso set forth in the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act, and Regulations 13D-G thereunder. However, the limitations on conversion or exercise detailed herein, may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, not less than sixty-one (61) days’ prior notice to the Company, and the provisions of the limitations herein shall continue to apply until such 61st day (or such later date, as determined by the holder, as may be specified in such notice of waiver).

At the time of this Designation, Leonite Capital, LLC is the beneficial owner of more than 4.99% of the outstanding Common Shares of the Company. The provisions of this Section 10(j) shall not apply to Leonite Capital, LLC provided that it maintains beneficial ownership of the then outstanding Common Shares of the Company in excess of 4.99%. If at any time hereafter Leonite Capital, LLC’s beneficial ownership of the Company is less than 4.99% of the then outstanding Common Shares, Leonite Capital, LLC may choose to have the provisions of this Section 10(j) then apply in full. At no time shall Leonite Capital, LLC’s beneficial ownership exceed 9.99% of the then outstanding Common Shares of the Company.

11. Other Adjustments. The Stated Dividend Rate, the Stated Value and the Conversion Price shall automatically adjust as follows:

(i) On the first day of the 12th month following the issuance date of any Series A Senior Convertible Preferred Share (the “First Adjustment Date”), the Stated Dividend Rate shall automatically increase by five percent (5.0%) per annum and the Conversion Price shall automatically adjust to the lower of the (i) initial Conversion Price and (ii) the price equal the lowest VWAP of the ten (10) trading days immediately preceding the First Adjustment Date .

(ii) On the first day of the 24th month following the issuance date of any Series A Senior Convertible Preferred Share (the “Second Adjustment Date”), the Stated Dividend Rate shall automatically increase by an additional five percent (5.0%) per annum, the Stated Value shall automatically increase by ten percent (10%) and the Conversion Price shall automatically adjust to the lower of the (i) initial Conversion Price and (ii) the price equal the lowest VWAP of the ten (10) trading days immediately preceding the Second Adjustment Date.

(iii) On the first day of the 36th month following the issuance date of any Series A Senior Convertible Preferred Share (the “Third Adjustment Date”), the Stated Dividend Rate shall automatically increase by an additional five percent (5.0%) per annum, the Stated Value shall automatically increase by ten percent (10%) and the Conversion Price shall automatically adjust to the lower of the (i) initial Conversion Price and (ii) the price equal the lowest VWAP of the ten (10) trading days immediately preceding the Third Adjustment Date.

12. Additional Equity Interest. On the Third Adjustment Date, the Company shall cause the Acquired Company (as defined below) to issue to the holders of Series A Senior Convertible Preferred Shares, on a pro rata basis, a ten percent (10%) equity stake in any company (in the aggregate) (the “Acquired Company”) acquired with the proceeds from the sale of the Series A Senior Convertible Preferred Shares (collectively, the “Additional Equity Interest”). The Company shall cause the Acquired Company to grant to the holders of the Series A Senior Convertible Preferred Shares upon the issuance to them of the Additional Equity Interest a right to receive an additional number of shares of common stock of the Acquired Company if the Acquired Company issues to any third party equity securities at a price below the Acquisition Price (as defined below). Such additional number of shares of common stock of the Acquired Company to be issued in such instance shall be equal to a number of shares of common stock of the Acquired Company which, when added to the number of shares of Common Stock of the Acquired Company constituting the Additional Equity Interest, would be equal to the total number of shares of Common Stock which would have been issued to a holder of Series A Senior Convertible Preferred Shares if the price per share of Common Stock of the Acquired Company was equivalent to the price per equity security paid by such third party in the Acquired Company. For purposes of this provision, “Acquisition Price” means the price per share of the Acquired Company that was paid by the Company upon the acquisition of the Acquired Company.

13. Additional Issuances. The Board may only authorize and issue additional Series A Senior Convertible Preferred Shares from time to time in one or more series with the written consent of the Requisite Holders.

14. Definitions. For purposes of the Series A Senior Convertible Preferred Shares and as used in this Designation, the following terms that are not defined elsewhere in this Designation shall have the meanings indicated below:

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, Sunday or other day on which banks in New York City are authorized or required by law to close.

“Allocation Shares” means any of the Company’s Allocation Shares as defined in the Operating Agreement.

“Common Shares” means any of the Company’s Common Shares as defined in the Operating Agreement.

“Conversion Price” means $2.00 per share for the Common Shares, subject to adjustment as provided herein.

“Delaware Act” means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§ 18-101, et seq, and any successor statute, as it may be amended from time to time.

“Dividend Payment Date” means January 30, April 30, July 30 and October 30 beginning on January 30, 2021.

“Dividend Period” means the period commencing on the first day of each calendar month immediately following a Dividend Payment Date (other than the initial Dividend Period, which shall commence on the date the applicable Series A Senior Convertible Preferred Shares are issued) and ending on and including the next Dividend Payment Date; provided, however, that any Dividend Period during which any Series A Senior Convertible Preferred Shares shall be redeemed pursuant to Section 4 hereof shall end on but exclude the Redemption Date only with respect to the Series A Senior Convertible Preferred Shares being redeemed.

“Event of Default” means the happening of any of the following events:

(a) Any representation or warranty made or deemed made by the Company in the Securities Purchase Agreement or by the Company or any of its subsidiaries in any other Related Agreement to which it is a party or any certificate or document delivered by it pursuant hereto or thereto shall prove to have been false or misleading in any material respect when so made or deemed made;

(b) The Company shall fail to declare or pay any dividends in accordance with Section 2 hereof or any failure or default shall be made in the payment or distribution on any Series A Senior Convertible Preferred Shares or any other Preferred Shares, when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise, in each case for any reason whatsoever and, solely with respect to any failure to declare or pay any dividends in accordance with Section 2, such failure shall continue unremedied for a period of five (5) Business Days;

(c) Any failure or default shall be made in the due observance or performance by the Company or any of its subsidiaries of any covenant, condition or agreement contained herein or in any other Related Agreement to which it is a party and such failure or default shall continue unremedied for a period of forty five (45) days after the notice thereof;

(d) The Company or any subsidiary of the Company shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed;

(e) (i) Any unpaid money judgment, writ or similar process shall be entered or filed against the Company or any subsidiary of the Company or any of its property or other assets for more than $100,000, and shall remain unvacated, unbonded or unstayed for a period of forty five (45) days unless otherwise consented to by the holders of the Requisite Holders; or (ii) the settlement of any claim or litigation, creating an obligation on the Company in amount over $100,000 that remains unpaid after forty five (45) days;

(f) Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company or any subsidiary of the Company. With respect to any such proceedings that are involuntary, the Company shall have a sixty (60) day cure period in which to have such involuntary proceedings dismissed;

(g) If at any time on or after the date hereof, the Company shall fail to maintain the listing or quotation of the Common Shares on the OTCQB or a national securities exchange and the Company does not cure such failure within sixty (60) days;

(h) Any dissolution, liquidation, or winding up of the Company or any substantial portion of its business;

(i) Any cessation of operations by the Company or the Company admits it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Company’s ability to continue as a “going concern” shall not be an admission that the Company cannot pay its debts as they become due;

(j) The failure by the Company to maintain any intellectual property rights, personal, real property or other assets which are necessary to conduct its business (whether now or in the future), to the extent that such failure would result in a material adverse condition or material adverse change in or affecting the business operations, properties or financial condition of the Company or any of its subsidiaries, taken as a whole (a “Material Adverse Effect”);

(k) The Company restates any financial statements for any date or period from two years prior to the initial issuance of any Series A Senior Convertible Preferred Shares, if the result of such restatement would, by comparison to the unrestated financial statement, have constituted a Material Adverse Effect on the rights of the holders of Series A Senior Convertible Preferred Shares;

(l) The failure of the Company to execute any of the Related Agreements if not cured within fifteen (15) days of receipt by the Company of written notice of such failure from any holder of Series A Senior Convertible Preferred Shares;

(m) Any court of competent jurisdiction issues an order declaring this Designation, any of the other Related Agreements or any provision hereunder or thereunder to be illegal, exclusive of the execution of the Related Agreements or the transactions and acts contemplated herein;

(n) A breach or default by the Company of any covenant or other term or condition contained in any of the other financial instrument, including but not limited to all promissory notes, currently issued, or hereafter issued, by the Company, to any holder of Series A Senior Convertible Preferred Shares or any other third party (the “Other Agreements”), after the passage of all applicable notice and cure or grace periods, that results in a Material Adverse Effect;

(o) The Company effectuates a reverse split of its Common Shares without twenty (20) days prior written notice to the holders of the Series A Senior Convertible Preferred Shares.

(p) In the event that the Company proposes to replace its transfer agent, the Company fails to provide, prior to the effective date of such replacement, a fully executed Irrevocable Transfer Agent Instructions signed by the successor transfer agent to Company and the Company;

(q) The DTC places a “chill” (i.e. a restriction placed by DTC on one or more of DTC’s services, such as limiting a DTC participant’s ability to make a deposit or withdrawal of the security at DTC) on any of the Company’s securities;

(r) The Common Shares is otherwise not eligible for trading through the DTC’s Fast Automated Securities Transfer or Deposit/Withdrawal at Custodian programs;

(s) Following written notice by a holder of Series A Senior Convertible Preferred Shares that it does not desire to receive material non-public information concerning the Company which is not immediately cured by Company’s filing of a Form 8-K pursuant to Regulation FD on that same date, any attempt by the Company or its officers, directors, and/or affiliates to transmit, convey, disclose, or any actual transmittal, conveyance, or disclosure by the Company or its officers, directors, and/or affiliates of, material non-public information concerning the Company, to any holder of Series A Senior Convertible Preferred Shares or its successors and assigns, which is not immediately cured by Company’s filing of a Form 8-K pursuant to Regulation FD on that same date; or

(t) If, at any time on or after the date which is six (6) months after the issuance date of any Series A Senior Convertible Preferred Shares, the holder of such shares is unable to (i) obtain a standard “144 legal opinion letter” from an attorney reasonably acceptable to such holder, such holder’s brokerage firm (and respective clearing firm), and the Company’s transfer agent in order to facilitate such holder’s conversion of such Series A Senior Convertible Preferred Shares into free trading Common Shares pursuant to Rule 144, and/or (ii) thereupon deposit such shares into such holder’s brokerage account.

“Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been and hereafter is amended from time to time.

“Indebtedness” of any person shall mean, without duplication, (a) all obligations of such person for borrowed money, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person upon which interest charges are customarily paid, (d) all obligations of such person under conditional sale or other title retention agreements relating to property or assets purchased by such person, (e) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding trade accounts payable and accrued obligations incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on property owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (g) all guarantees by such person of Indebtedness of others, (h) all obligations of such person as an account party in respect of letters of credit, and (i) any merchant cash advance transaction.

“KCWS” means Kyle’s Custom Wood Shop, Inc. and its applicable subsidiaries and affiliates.

“Liquidation” means any liquidation, dissolution or winding up of the Company’s affairs, whether voluntary or involuntary; provided, however, that none of (i) a consolidation or merger of the Company with one or more Persons, individually or in a series of transactions, (ii) a sale, lease or transfer of all or substantially all of the Company's assets or (iii) a statutory share exchange shall be deemed to be a Liquidation.

“Person” means natural persons, companies, limited liability companies, unlimited liability companies, limited partnerships, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

“Preferred Shares” means (i) the Series A Senior Convertible Preferred Shares, (ii) the Series A Preferred Shares, and (iii) any other class or series of the Company’s preferred equity, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any Liquidation of the Company, over Common Shares.

“Redemption Date” means the date fixed for redemption of the Series A Senior Convertible Preferred Shares and specified in any notice to holders furnished under Section 4(d) hereof.

“Redemption Stated Value” means, for purposes of redemptions, an amount equal to one hundred fifteen percent (115%) of the Stated Value for the Series A Senior Convertible Preferred Shares.

“Related Agreements” shall mean the Designation, the Operating Agreement, the Securities Purchase Agreement, the Warrant and any other documents or instruments executed and delivered in connection with any of the foregoing.

“Registrar and Transfer Agent” means VStock Transfer LLC, or such other agent or agents of the Company as may be designated from time to time by the Board of Directors of the Company or its duly authorized designee as the transfer agent and registrar for the Series A Senior Convertible Preferred Shares.

“Requisite Holders” means the holders of a majority of Series A Senior Convertible Preferred Shares, which majority must include Leonite Capital, LLC so long as Leonite Capital, LLC holds any Series A Senior Convertible Preferred Shares.

“Securities Purchase Agreement” means the Securities Purchase Agreement, dated as of even date herewith, by and between and the Company and any purchaser of Series A Senior Convertible Preferred Shares.

“Series A Preferred Shares” means any of the Company’s Series A Preferred Shares as defined in the Operating Agreement.

“Stated Dividend Rate” has the meaning set forth in Section 2 hereof.

“Stated Value” means, for purposes of conversions and dividends, $2.00 per share for the Series A Senior Convertible Preferred Shares, subject to adjustment as provided herein.

“Variable Rate Transaction” means a transaction in which the Company or any subsidiary (i) issues or sells any convertible securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of, or quotations for, the Common Shares at any time after the initial issuance of such convertible securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such convertible securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the subsidiary, as the case may be, or the market for the Common Shares, or (ii) enters into any agreement (including, without limitation, an “equity line of credit” or an “at-the-market offering”) whereby the Company or any subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights).

“Warrant” shall mean, with respect to a purchaser of Series A Senior Convertible Preferred Shares, any Warrant to Purchase Common Shares issued by the Company to a Person in connection with such Person’s purchase of Series A Senior Convertible Preferred Shares.